UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

MoonLake Immunotherapeutics

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

61559X104

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,265,678
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,265,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,265,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,265,678
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,265,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,265,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,005,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,005,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,005,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,005,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,005,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,005,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,420,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,420,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,420,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,420,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,420,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,420,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,271,378
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,271,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,271,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.9%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,751,284
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,751,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,751,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

PN, IA

9

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,751,284
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,751,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,751,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,751,284
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,751,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,751,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.9%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 61559X104

1	NAME OF REPORTING PERSON

SPIKE LOY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 61559X104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Shares”), of MoonLake Immunotherapeutics, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is Dorfstrasse 29, Zug, Switzerland 6300.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);
(ii)	BVF I GP LLC, a Delaware limited liability company (“BVF GP”), which serves as general partner of BVF;
(iii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);
(iv)	BVF II GP LLC, a Delaware limited liability company (“BVF2 GP”), which serves as general partner of BVF2;
(v)	Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership (“Trading Fund OS”);
(vi)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;
(vii)	BVF GP Holdings LLC, a Delaware limited liability company (“BVF GPH”), which is the sole member of each of BVF GP and BVF2 GP;
(viii)	BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and a certain managed account (the “Partners Managed Account”), and as the sole member of Partners OS;
(ix)	BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH;
(x)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc.; and
(xi)	Spike Loy, who serves as a member of the Board of Directors of the Issuer (the “Board”) and as a managing director of Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc., Mr. Lampert and Mr. Loy is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

13

CUSIP No. 61559X104

(c)       The principal business of each of BVF, BVF2 and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP, and Partners OS is serving as the general partner of BVF, BVF2 and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Account, and the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc. Mr. Loy is a managing director of Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Lampert and Loy are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account were purchased with working capital.

The aggregate purchase price of the securities of MoonLake AG (as defined below) that BVF assigned to the Issuer in exchange for 9,533,611 Shares in connection with the Business Combination (as defined below) is $17,068,841. BVF purchased 1,732,067 Shares in the PIPE Transaction (as defined below) for an aggregate purchase price of $17,320,670.

The aggregate purchase price of the securities of MoonLake AG that BVF2 assigned to the Issuer in exchange for 7,741,509 Shares in connection with the Business Combination is $13,860,302. BVF2 purchased 1,264,191 Shares in the PIPE Transaction for an aggregate purchase price of $12,641,910.

The aggregate purchase price of the securities of MoonLake AG that Trading Fund OS assigned to the Issuer in exchange for 1,226,164 Shares in connection with the Business Combination is $2,195,310. Trading Fund OS purchased 194,153 Shares in the PIPE Transaction for an aggregate purchase price of $1,941,530.

The Partners Managed Account purchased 59,589 Shares in the PIPE Transaction for an aggregate purchase price of $595,890.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities reported owned herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

14

CUSIP No. 61559X104

The Business Combination

On April 5, 2022 (the “Closing Date”), the Issuer (formerly known as Helix Acquisition Corp.) (prior to the Closing Date, “Helix”) consummated a business combination (the “Closing”) pursuant to that certain Business Combination Agreement dated October 4, 2021 (the “Business Combination Agreement”), by and among Helix, MoonLake Immunotherapeutics AG, a Swiss stock corporation (“MoonLake AG”), the existing equityholders of MoonLake AG and equityholders of MoonLake AG that executed joinders to the Business Combination Agreement (including BVF, BVF2 and Trading Fund OS (the “BVF Shareholders” and collectively with such other equityholders, the “ML Parties”)), Helix Holdings LLC, a Cayman Islands limited liability company and the sponsor of Helix (the “Sponsor”), and the representative of the ML Parties (such transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is referenced hereto as Exhibit 99.1 and is incorporated herein by reference.

Investment Agreement

On October 4, 2021, concurrently with the execution of the Business Combination Agreement, Helix, MoonLake AG and each of the ML Parties, including the BVF Shareholders, entered into an Investment Agreement (as amended, the “Investment Agreement”) for the purpose of, among other things, approving certain internal restructuring transactions effectuated by MoonLake AG in contemplation of the Closing.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investment Agreement, which is referenced hereto as Exhibit 99.2 and is incorporated herein by reference.

Subscription Agreements and PIPE Investment (Private Placement)

On October 4, 2021, concurrently with the execution of the Business Combination Agreement, and subsequently on March 31, 2022 and April 4, 2022, Helix entered into subscription agreements (collectively, the “PIPE Subscription Agreements”) with certain investors, including the BVF Shareholders and the Partners Managed Account (collectively, the “PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for 11,700,000 Shares (the “PIPE Transaction”), 11,600,000 Shares of which were issued at a price of $10.00 per Share for gross proceeds of $116,000,000 and 100,000 Shares of which were issued to placement agents of the PIPE Transaction in satisfaction of an aggregate of $1,000,000 of fees owed by Helix to such placement agents.

The PIPE Subscription Agreements contain customary representations and warranties of Helix, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Business Combination Agreement. The PIPE Transaction was consummated substantially concurrent with the Closing of the Business Combination. The PIPE Subscription Agreements provide for certain customary registration rights for the PIPE Investors.

15

CUSIP No. 61559X104

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the full text of the PIPE Subscription Agreements, which are referenced hereto as Exhibits 99.3 and 99.4 and are incorporated herein by reference. The BVF Shareholders and the Partners Managed Account entered into the form of PIPE Subscription Agreement referenced as Exhibit 99.3 hereto.

Restated and Amended Shareholders’ Agreement

At the Closing, Helix, MoonLake AG and each ML Party, including the BVF Shareholders, entered into a Restated and Amended Shareholders’ Agreement (the “A&R Shareholders’ Agreement”). Pursuant to the terms of the A&R Shareholders’ Agreement, MoonLake AG’s existing shareholders’ agreement was amended and restated. The A&R Shareholders’ Agreement will continue in force until the earlier of 15 years or the date on which all of the ML Parties have exchanged their equity in MoonLake AG for Shares of the Issuer. With the intent to approximate the rights, obligations and restrictions that an ML Party would enjoy if it were a holder of Shares, the A&R Shareholders’ Agreement (i) imposes certain transfer and other restrictions on the ML Parties, (ii) provides for the waiver of certain statutory rights and (iii) establishes certain mechanics whereby Helix and each of the ML Parties are able to effect the conversion of MoonLake AG securities into a number of Shares equal to the exchange ratio of 33.638698 Shares to one MoonLake AG Common Share.

The foregoing description of the A&R Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by the full text of the A&R Shareholders’ Agreement, which is referenced hereto as Exhibit 99.5 and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, MoonLake AG, the Sponsor and certain ML Parties, including the BVF Shareholders, entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) pursuant to which, among other things, the parties thereto were granted certain customary registration rights with respect to the Shares beneficially held by them and agreed to transfer restrictions, including various lock-ups, with respect to the Shares and Class C Ordinary Shares of the Issuer beneficially held by them, as applicable.

The following lock-up applies to the Shares held by the BVF Shareholders and the Partners Managed Account: a one-year lock-up period following the Closing, subject to earlier release from the lock-up if subsequent to the Business Combination (x) the closing price of the Shares equals or exceeds $12.00 per Share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) following the Closing the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the A&R Registration Rights Agreement, which is referenced hereto as Exhibit 99.6 and is incorporated herein by reference.

16

CUSIP No. 61559X104

Except in Mr. Loy’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based on 36,925,639 Shares outstanding, which is the total number of Shares outstanding as of April 5, 2022, after giving effect to the Closing, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 11, 2022.

As of the date hereof, (i) BVF beneficially owned 11,265,678 Shares, representing percentage ownership of approximately 30.5% of the Shares outstanding, (ii) BVF2 beneficially owned 9,005,700 Shares, representing percentage ownership of approximately 24.4% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 1,420,317 Shares, representing percentage ownership of approximately 3.9% of the Shares outstanding, and (iv) 59,589 Shares were held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 11,265,678 Shares beneficially owned by BVF, representing percentage ownership of approximately 30.5% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 9,005,700 Shares beneficially owned by BVF2, representing percentage ownership of approximately 24.4% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 1,420,317 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 3.9% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 20,271,378 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 54.9% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 21,751,284 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing percentage ownership of approximately 58.9% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 21,751,284 Shares beneficially owned by Partners, representing percentage ownership of approximately 58.9% of the Shares outstanding.

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CUSIP No. 61559X104

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 21,751,284 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 58.9% of the Shares outstanding.

As of the date hereof, Mr. Loy does not beneficially own any securities of the Issuer.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 21,751,284 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and held in the Partners Managed Account. Each of the Reporting Persons disclaims beneficial ownership of the Shares he or it does not directly own.

(c)       Except for the transactions described in Item 3 and Item 4 above, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Business Combination Agreement, the Investment Agreement, the PIPE Subscription Agreements, the A&R Shareholders’ Agreement and the A&R Registration Rights Agreement, each as defined and described in Item 4.

On April 18, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

BVF GP and BVF2 GP are the general partners of BVF and BVF2, respectively, pursuant to their respective limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2 and Trading Fund OS pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2 and Trading Fund OS in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2 and Trading Fund OS.

Pursuant to investment management agreements with the Partners Managed Account, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Account in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

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CUSIP No. 61559X104

Pursuant to an agreement between Mr. Loy and Partners, Mr. Loy is obligated to transfer to Partners the economic benefit, if any, he receives upon the sale of any securities of the Issuer he receives in his capacity as a director of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Business Combination Agreement, dated as of October 4, 2021, by and among Helix Acquisition Corp., MoonLake Immunotherapeutics AG, the existing shareholders and option rights holders of MoonLake Immunotherapeutics AG, Helix Holdings LLC, and Matthias Bodenstedt (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on October 4, 2021).
99.2	Investment Agreement, dated as of October 4, 2021, by and among Helix Acquisition Corp., MoonLake Immunotherapeutics AG and the existing shareholders and option rights holders of MoonLake Immunotherapeutics AG (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K, filed with the SEC on October 4, 2021).
99.3	Form of Subscription Agreement, dated as of October 4, 2021 (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K, filed with the SEC on October 4, 2021).
99.4	Form of Subscription Agreement, entered into in March and April 2022 (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K, filed with the SEC on April 11, 2022).
99.5	Amended and Restated Shareholders’ Agreement, dated as of April 5, 2022, by and among MoonLake Immunotherapeutics, MoonLake Immunotherapeutics AG and the investors signatory thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K, filed with the SEC on April 11, 2022).
99.6	Amended and Restated Registration Rights Agreement, dated as of April 5, 2022, by and among MoonLake Immunotherapeutics, Helix Holdings LLC and the holders signatory thereto (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K, filed with the SEC on April 11, 2022).
99.7	Joint Filing Agreement by and among Biotechnology Value Fund, L.P., BVF I GP LLC, Biotechnology Value Fund II, L.P., BVF II GP, LLC, Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF GP Holdings LLC, BVF Partners L.P., BVF Inc., Mark N. Lampert and Spike Loy, dated April 18, 2022.

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CUSIP No. 61559X104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2022

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Spike Loy
	Mark N. Lampert	SPIKE LOY
President

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